Exhibit 4.3

CERTIFICATE OF DESIGNATION

OF

6.00% SERIES B NON-CUMULATIVE PERPETUAL PREFERRED STOCK

OF

COMMERCE BANCSHARES, INC.

Pursuant to Section 351.180 of the

General Business and Corporations Law of the State of Missouri

Commerce Bancshares, Inc., a corporation organized and existing under the General Business and Corporations Law of the State of Missouri (the “Corporation”), does hereby certify that:

The Executive Committee (the “Committee”) of the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the resolutions of the Committee of the Board of Directors dated June 11, 2014, the Restated Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), and applicable law, adopted the following resolutions on June 12, 2014, creating a series of 6,000 shares of preferred stock, par value $1.00 per share, of the Corporation designated as “6.00% Series B Non-Cumulative Perpetual Preferred Stock”:

RESOLVED, that a series of preferred stock, par value $1.00 per share, of the Corporation be, and hereby is, created and designated as the “6.00% Series B Non-Cumulative Perpetual Preferred Stock” (the “Series B Preferred Stock”) and the Committee hereby fixes and determines the number of shares, and the voting power and the designations, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of, such series as follows:

SECTION 1. Designation. The designation of the series of preferred stock shall be 6.00% Series B Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the “Series B Preferred Stock”). Series B Preferred Stock will rank equally with Parity Stock, if any, will rank junior to Senior Stock (to the extent specified in any such Senior Stock), if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation.

SECTION 2. Number of Shares. The Series B Preferred Stock is a single series of authorized preferred stock consisting of 6,000 shares. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors or any duly authorized committee of the Board of Directors and by the filing of a certificate pursuant to the provisions of the General Business and Corporations Law of the State of Missouri stating that such increase or reduction, as the case may be, has been so authorized; provided that any such additional shares of Series B Preferred Stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Internal Revenue Code of 1986, as amended, and such additional shares of Series B Preferred Stock are otherwise treated as fungible with the Series B Preferred Stock previously issued and then outstanding for U.S. Federal income tax purposes. Any such additional shares of Series B Preferred Stock shall form a single series with the outstanding Series B Preferred Stock. The Corporation shall have the authority to issue fractional shares of Series B Preferred Stock.

SECTION 3. Definitions. As used herein with respect to Series B Preferred Stock:

“Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

“Articles of Incorporation” means the Restated Articles of Incorporation of the Corporation, as amended.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

“Certificate of Designation” means this Certificate of Designation relating to the Series B Preferred Stock, as it may be amended from time to time.

“Corporation” means Commerce Bancshares, Inc.

“Dividend Payment Date” shall have the meaning set forth in Section 4(a) hereof.

“Dividend Period” shall have the meaning set forth in Section 4(a) hereof.

“DTC” means The Depository Trust Company, together with its successors and assigns.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Junior Stock” means the Corporation’s common stock and any other class or series of stock of the Corporation hereafter authorized over which Series B Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Liquidation Preference” means $25,000 per share of Series B Preferred Stock.

“Nonpayment” shall have the meaning set forth in Section 7(d)(i) hereof.

“Parity Stock” means any other class or series of stock of the Corporation that ranks equally with the Series B Preferred Stock in the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

“Preferred Director” shall have the meaning set forth in Section 7(d)(i) hereof.

“Preferred Stock” shall have the meaning set forth in the Articles of Incorporation.

“Redemption Price” shall have the meaning set forth in Section 6(a) hereof.

“Regulatory Capital Treatment Event” means the Corporation’s determination, in good faith that, as a result of any (i) amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series B Preferred Stock, (ii) proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series B Preferred Stock, or (iii) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series B Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of all shares of Series B Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Federal Reserve Regulation Y (or, as and if applicable, the capital adequacy guidelines or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding.

“Senior Stock” means any other class or series of stock of the Corporation that ranks senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

“Series B Preferred Stock” shall have the meaning set forth in Section 1 hereof.

SECTION 4. Dividends. (a) Rate. Holders of Series B Preferred Stock shall be entitled to receive, if, when and as declared by the Board of Directors or any duly authorized committee of the Board of Directors out of legally available assets, non-cumulative cash dividends on the Liquidation Preference. These dividends will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2014 (each such date being referred to herein as a

“Dividend Payment Date”). Dividends on each share of Series B Preferred Stock will accrue on the Liquidation Preference at a rate per annum equal to 6.00%. Notwithstanding the foregoing, dividends on the Series B Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines. Dividends will be payable to holders of record of Series B Preferred Stock as they appear on the Corporation’s books on the applicable record date, which shall be the 16th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors or any duly authorized committee of the Board of Directors. A “Dividend Period” is the period from and including a Dividend Payment Date to but excluding the next Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of the Series B Preferred Stock. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a Business Day, then the Dividend Payment Date will be the next succeeding Business Day and no additional dividends or other amounts will be paid in respect of any payment made on the next succeeding Business Day.

(b) Non-Cumulative Dividends. Dividends on shares of Series B Preferred Stock shall not be cumulative. Accordingly, if the Board of Directors or a duly authorized committee of the Board of Directors does not declare a dividend on the Series B Preferred Stock payable in respect of any Dividend Period before the related Dividend Payment Date, such dividend will not be deemed to have accrued and the Corporation shall have no obligation to pay a dividend for that Dividend Period on the Dividend Payment Date or at any future time, whether or not dividends on the Series B Preferred Stock, any Parity Stock, any Junior Stock or any other class or series of authorized Preferred Stock of the Corporation are declared for any future dividend period.

(c) Priority of Dividends. So long as any share of Series B Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, during any Dividend Period, unless, in the case of each of clauses (i), (ii) and (iii) above, the full dividends for the most recently completed Dividend Period on all outstanding shares of Series B Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside. When dividends are not paid in full upon the shares of Series B Preferred Stock and any outstanding Preferred Stock, all dividends declared upon shares of Series B Preferred Stock and any outstanding Preferred Stock shall be declared on a pro rata basis so that the amount of dividends declared per share shall bear to each other the same ratio that accrued dividends per share on Series B Preferred Stock, and accrued dividends per share on the other outstanding Preferred Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series B Preferred Stock that may be in arrears. Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors, may be declared and paid on any Parity Stock or Junior Stock from time to time out of any assets legally available for such payment, and the holders of Series B Preferred Stock shall not be entitled to participate in any such dividend.

SECTION 5. Liquidation Rights. (a) Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, holders of the Series B Preferred Stock shall be entitled to receive out of assets of the Corporation legally available for distribution to stockholders, after satisfaction of liabilities to the Corporation’s creditors, and subject to the rights of holders of any Senior Stock, before any distribution of assets is made to holders of Junior Stock, a liquidating distribution in the amount of the Liquidation Preference per share plus declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. Holders of Series B Preferred Stock shall not be entitled to any further payments in the event of any such liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. In any such distribution, if the assets of the Corporation are not sufficient to pay the Liquidation Preference plus declared and unpaid dividends in full to all holders of the Series B Preferred Stock and all holders of any shares of outstanding Preferred Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of all outstanding Preferred Stock shall be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders.

(c) Residual Distributions. If the Liquidation Preference plus declared and unpaid dividends has been paid in full to all holders of Series B Preferred Stock and any other shares of Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or transfer of all or substantially all of the assets of the Corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Corporation.

SECTION 6. Redemption. (a) Optional Redemption. The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. The Series B Preferred Stock is not redeemable prior to September 1, 2019. On that date, and on any Dividend Payment Date thereafter, the Series B Preferred Stock will be redeemable at the Corporation’s option, in whole or in part, upon notice given as provided in Section 6(b) below, at a redemption price equal to $25,000 per share (the “Redemption Price”), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series B Preferred Stock will have no right to require the redemption or repurchase of the Series B Preferred Stock. Notwithstanding the foregoing, within 90 days of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may provide notice of its intent to redeem as provided in Section 6(b) below and subsequently redeem, all (but not less than all) of the shares of Series B Preferred Stock at the time outstanding at the Redemption Price plus any declared and unpaid dividends and an amount equal to the unpaid portion of the dividend (whether or not declared) for the then current Dividend Period).

(b) Notice of Redemption. If shares of the Series B Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series B Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the Corporation’s stock register or by such other method approved by the depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof; provided, that, if the Series B Preferred Stock are represented by depositary shares held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Each notice of redemption shall include a statement setting forth: (i) the redemption date; (ii) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Redemption Price and the amount of any unpaid dividends and other amounts to be paid upon redemption; (iv) the place or places where the certificates evidencing such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease on the redemption date subject to necessary funds being set aside.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series B Preferred Stock at the time outstanding, the shares of Series B Preferred Stock to be redeemed shall be selected either pro rata from the holders of record of Series B Preferred Stock in proportion to the number of Series B Preferred Stock held by such holders or by lot or in such other manner as the Corporation may determine to be fair and equitable or as may be required by the principal national stock exchange on which the Series B Preferred Stock is listed.

(d) Effectiveness of Redemption. If notice of redemption of any shares of Series B Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of the shares of the Series B Preferred Stock called for redemption, then on and after the redemption date, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares shall terminate, except the right of the holders thereof to receive the Redemption Price and any unpaid dividends and other amounts payable upon redemption. The Corporation shall be entitled to receive, from time to time, from the bank or trust company selected by the Board of Directors or any duly authorized committee of the Board of Directors to hold funds necessary for the redemption of any shares of Series B Preferred Stock in trust for the benefit of the holders of the shares called for redemption any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of four years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for a period of two years for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest. After such two-year period, the rights of such holders as unsecured creditors or otherwise shall cease.

SECTION 7. Voting Rights. Except as provided below and otherwise provided by law, the holders of the Series B Preferred Stock will have no voting rights.

(a) Supermajority Voting Rights—Amendments. The affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series B Preferred Stock at the time outstanding, voting separately as a class, shall be required to amend the provisions of the Articles of Incorporation or this Certificate of Designation or any other certificate amendatory thereof or supplemental thereto (including any certificate of designation or any similar document relating to any series of Preferred Stock) so as to materially and adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series B Preferred Stock or authorized common or Preferred Stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of Parity Stock or Junior Stock will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock.

(b) Supermajority Voting Rights—Priority. The affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series B Preferred Stock, at the time outstanding, voting separately as a class, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of Senior Stock.

(c) Supermajority Voting Rights—Consolidation or Merger. The affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series B Preferred Stock at the time outstanding, voting separately as a class, shall be required for the Corporation to consolidate with or merge into any other entity or sell, lease or transfer all or substantially all of the assets of the Corporation unless the shares of Series B Preferred Stock outstanding at the time of such transaction are converted into or exchanged for preferred securities having such rights, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole.

(d) Special Voting Right. (i) Voting Right. Whenever dividends on any shares of Series B Preferred Stock or any other class or series of Parity Stock upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of the Series B Preferred Stock (together with holders of any and all other classes of Parity Stock upon which similar voting rights have been conferred and are exercisable) shall be entitled to vote as a single class for the election of a total of two additional members of the Board of Directors; provided, that, the Board of Directors shall at no time include more than two such directors. In that event, the number of directors on the Board of Directors shall automatically increase by two. Each such director elected by the holders of shares of Series B Preferred Stock and any other class or series of Parity Stock upon which similar voting rights have been conferred and are exercisable, is a “Preferred Director”.

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of stockholders or any special meeting of the holders of Series B Preferred Stock and any other class or series of Parity Stock upon which similar voting rights have been conferred and are exercisable, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(d)(i) above, the chairman of the Corporation may, and upon the written request of any holder of Series B Preferred Stock (addressed to the secretary at the Corporation’s principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), call a special meeting of the holders of Series B Preferred Stock, and any such other class or series of Parity Stock upon which similar voting rights have been conferred and are exercisable, for the election of the two directors to be elected by them as provided in Section 7(d)(iii) below.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation’s By-laws for a special meeting of the stockholders. If the chairman of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series B Preferred Stock may (at the Corporation’s expense) call such meeting, upon notice as provided in this Section 7(d)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation’s stockholders unless they have been previously terminated or removed pursuant to Section 7(d)(iv). So long as Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors), may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series B Preferred Stock (together with holders of any and all other classes of the Corporation’s Parity Stock upon which similar voting rights have been conferred and are exercisable) to serve until the next annual meeting of the stockholders.

(iv) Termination; Removal. If and when full dividends have been regularly paid for at least four consecutive Dividend Periods following a Nonpayment on the Series B Preferred Stock and any other class or series of Parity Stock upon which similar voting rights have been conferred and are exercisable, the holders of the Series B Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series B Preferred Stock (together with holders of any other class or series of Parity Stock upon which similar voting rights have been conferred and are exercisable.

(e) The vote or consent of the holders of the shares of Series B Preferred Stock and any other class or series of Parity Stock on any matter on which the holders of shares of Series B Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent. Holders of shares of Series B Preferred Stock shall have no cumulative voting rights with respect to the election of the Preferred Directors.

(f) The voting rights granted in Sections 7(a), (b), (c) and (d) shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of the Series B Preferred Stock to effect such redemption.

SECTION 8. Conversion. The holders of Series B Preferred Stock shall not have any rights to convert such Series B Preferred Stock into shares of any other class of capital stock of the Corporation.

SECTION 9. Rank. Notwithstanding anything set forth in the Articles of Incorporation or this Certificate of Designation to the contrary, the Board of Directors or any authorized committee of the Board of Directors, without the vote of the holders of the Series B Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7(b), any class of Senior Stock.

SECTION 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series B Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors or any duly authorized committee of the Board of Directors may determine; provided, however, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

SECTION 11. Unissued or Reacquired Shares. Shares of Series B Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock without designation as to series.

SECTION 12. No Sinking Fund. Shares of Series B Preferred Stock are not subject to any mandatory redemption, sinking fund or other similar provision.

SECTION 13. Preemptive Rights. The holders of shares of Series B Preferred Stock shall have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

SECTION 14. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

SECTION 15. Notices. All notices or communications in respect of the Series B Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail or if given in such other manner as may be permitted herein, in the Articles of Incorporation or By-laws of the Corporation or by applicable law. Notwithstanding the foregoing, if shares of Series B Preferred Stock or depositary shares representing an interest in shares of Series B Preferred Stock are issued in book-entry form through DTC, such notices may be given to the holders of the Series B Preferred Stock in any manner permitted by DTC.

SECTION 16. Stock Certificates; Evidence of Ownership. The Corporation may at its option issue shares of Series B Preferred Stock without certificates. The Corporation may issue, or may cause to be issued any other evidences of ownership of the Series B Preferred Stock, including depositary shares, and receipts, and the holder of such evidence of ownership shall be entitled to all rights of a shareholder, in proportion to the underlying shares of Series B Preferred Stock, or fraction thereof, represented by such evidence of ownership.

SECTION 17. Other Rights. The Series B Preferred Stock shall not have any powers, preferences, privileges or rights other than as set forth herein or in the Articles of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, Commerce Bancshares, Inc. has caused this Certificate of Designation of Series B Preferred Stock to be signed by Charles G. Kim, its Executive Vice President and Chief Financial Officer, this 13th day of June, 2014.

COMMERCE BANCSHARES, INC.,

By:	/s/ Charles G. Kim
Name:	Charles G. Kim
Title:	Executive Vice President and Chief Financial Officer

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